Exhibit 99.1

OKYO Pharma Interim Results for the Six Months Ended 30 September 2025

London and New York, NY, January 30, 2026 – OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and for inflammatory eye diseases, has today filed its interim results for the six months ended 30 September 2025.

During the 6 months to September 30, 2025, OKYO Pharma achieved key clinical and regulatory milestones that strengthened the foundation for urcosimod’s development in treating NCP, a debilitating condition with no FDA-approved therapies. Highlights included:

●	Positive long-term stability data for urcosimod, enabling accelerated clinical progression.

●	FDA Fast Track Designation granted for urcosimod in NCP, expediting development and review.

●	Strong topline results from the Phase 2 proof-of-concept trial in 18 NCP patients, where 75% of per-protocol patients achieved >80% pain reduction on the Visual Analogue Scale (VAS) after 12 weeks.

●	$1.9 million in non-dilutive funding secured (July 2025) to support accelerated development.

●	Outlining a registration pathway, including plans for a 150-patient multi-center Phase 2b/3 trial.

These achievements underscore urcosimod’s potential to address a significant unmet need in ophthalmology, supported by a solid financial position and efficient resource allocation during the period.

Recent Leadership and Regulatory Momentum in 2026

Building on this progress, OKYO Pharma has strengthened both its executive team and regulatory path:

●	On January 5, 2026, the Company appointed Robert J. Dempsey as Chief Executive Officer. Mr. Dempsey, is an industry veteran with over two decades of global ophthalmology experience, including leadership positions in the successful launches of Xiidra® and Restasis® at Shire (now part of Takeda). He brings deep expertise in drug development, commercialization, and strategic transactions.

●	Former CEO Gary S. Jacob, Ph.D., transitioned to Chief Development Officer while remaining on the Board, ensuring seamless continuity.

●	On January 28, 2026, OKYO Pharma announced a successful Type C meeting with the U.S. Food and Drug Administration (FDA). The FDA confirmed alignment on the proposed Phase 2b/3 clinical trial design for urcosimod in NCP, including:

○	Primary endpoint of VAS pain reduction at Week 12 (with ≥2-point improvement deemed clinically meaningful).

○	Sample size, powering assumptions, and use of the Ocular Pain Assessment Survey (OPAS) as supportive quality-of-life evidence.

○	Chemistry, manufacturing, and controls (CMC) strategy with no material issues.

This alignment significantly de-risks the pathway to pivotal trials, with OKYO planning to initiate a 150-patient multiple-dose Phase 2b/3 study in the first half of 2026.

OKYO Pharma continues to accelerate its pipeline in inflammatory eye diseases, including neuropathic corneal pain, while maintaining disciplined financial management.

Financial Highlights:

●	Total assets of $4.6 million (31 March 2025: $3.7 million)

●	Cash on hand of $4.2 million (31 March 2025: $1.6 million)

●	During the financial period under review, the Company reported a total comprehensive loss of $3.0 million (compared to total comprehensive loss of $3.2 million for the six months ending September 30, 2024)

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and inflammatory eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and other ocular diseases. OKYO recently completed a successful phase 2 trial of its flagship drug urcosimod in patients with NCP and plans to initiate a 150-patient Phase 2b/3 multiple-dose study of urcosimod to treat NCP in the first half of this year.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Robert Dempsey, Chief Executive Officer	+44 (0)20 7495 2379

Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379